Filed by ITC Holdings Corp. Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: ITC Holding Corp,

Commission File No. 001-32576

ITC Holdings Corp. December 13, 2012 Meeting with Texas Coalition of Cities

Safe Harbor Language & Legal Disclosure This document and the exhibits hereto contain certain statements that describe ITC Holdings Corp. (“ITC”) management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 that ITC filed with the SEC on September 25, 2012 in connection with the proposed transactions, and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements. Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated. 2

Safe Harbor Language & Legal Disclosure 3 On September 25, 2012, ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions, but this registration statement has not become effective. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC, and will be sent to ITC shareholders. In addition, Mid South TransCo LLC (TransCo) will file a registration statement with the SEC registering TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the proxy statement/prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and any other relevant documents because they contain important information about TransCo and the proposed transactions. The proxy statement/prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written ations information line at 1-888- ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000. This communication is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy, may be found in its 2011 Annual Report on Form 10-K filed with the SEC on February 28, 2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders filed with the SEC on March 23, 2012. Information about the directors and executive officers of ITC may be found in its 2011 Annual Report on Form 10-K filed with the SEC on February 22, 2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders filed with the SEC on April 12, 2012.

4 ITC Overview Largest fully independent transmission company in the nation; 9th largest transmission owner overall Four operating companies in seven states Michigan, Iowa, Illinois, Minnesota, Missouri, Kansas, Oklahoma Approximately 500 employees and 500 skilled labor contractors Capital investments of ~$3.2 billion in its business since inception; projected investments of ~$4.2 billion 2012 through 2016 Singular Focus: own, operate and maintain transmission Member of two RTOs: MISO and SPP

5 ITC / Entergy Transaction System Peak Load 26,100 MW 28,000 MW Area Seven states Five states* Total Transmission Miles 15,000 miles 15,800 miles Service Area Square Miles 89,850 114,669 RTO Membership MISO/SPP MISO market integration by 12/2013 Entergy Transmission Business * Entergy owns limited assets in Missouri

6 ITC History March 2003 - Established as ITC Transmission with the purchase of Detroit Edison transmission assets July 2005 - ITC Holdings Corp. became first publicly traded independent transmission company July 2006 - ITC Great Plains, headquartered in Topeka, KS, established to pursue new transmission development opportunities October 2006 - Acquired Michigan Electric Transmission Company (METC) December 2007 - Formed ITC Midwest by acquiring the transmission assets of Interstate Power and Light from Alliant December 2011 - Announced proposed transaction with Entergy Corporation whereby Entergy will spin-off its transmission business and merge it with ITC Headquartered in Novi, Michigan

7 ITC-Entergy Transaction Overview Transaction Structure Reverse Morris Trust Entergy’s transmission business merges into ITC Prior to merger, Entergy to pursue tax free spin-off of transmission business, and ITC to effectuate a $700 million recapitalization in the form of a share repurchase, special dividend or some combination thereof 100% stock consideration Entergy to issue approximately $1.775 billion of debt, to be assumed by ITC ITC to issue approximately $700 million of debt at holdings level ITC Shareholders Post-merge 50.1% Entergy shareholders 49.9% ITC shareholders ITC Senior Mgmt. and Board Two new independent directors who have transmission industry knowledge and familiarity with Entergy’s region ITC’s management team will remain intact for combined business, supplemented with key Entergy leadership personnel from Entergy’s transmission business Headquarters Regional headquarters remain in Jackson, Miss. Corporate headquarters in Novi, Mich.

8 1 $1.775b of newly-issued debt will be business, the proceeds from which will be distributed to Entergy Entergy shareholders Entergy Transmission business Entergy will create and distribute shareholders 2 Entergy Mid South TransCo LLC 3 ITC shareholders Cash from financing ITC Special dividend Prior to the merger, ITC will recapitalize, currently anticipated to be a one-time $700mm special dividend to existing shareholders, funded by newly-issued senior notes at ITC Holdings 4 Entergy shareholders Entergy Mid South TransCo LLC Entergy shareholders ITC shareholders ITC ITC Merger Sub Mid South TransCo LLC will subsequently merge with ITC Merger Sub; Entergy shareholders will receive 50.1% ownership in the combined company Entergy shareholders ITC shareholders Entergy ITC Holdings Mid South TransCo LLC 49.9% Internal separation 100% ITC OpCos OpCos OpCos OpCos ITC Pro Forma Structure Transaction Key Steps raised at Entergy’s transmission new Transco (“Mid South TransCo LLC”) to Entergy

9 Annual goals are structured to support and incentivize achievement of corporate goals, which focus on best-in-class performance in the following areas: Safety Reliability/outage reduction Performance of scheduled maintenance Capital project completion ITC’s Board of Directors will appoint two new independent directors with experience in the Entergy utility region Management Post-Transaction Upon transaction close, ITC will solely own and lead the resulting business ITC will provide executive leadership and oversight Certain Entergy management who become employees of ITC will serve in a leadership capacity Entergy employees who become employees of ITC will perform the day-to-day operations at the direction of ITC and in line with ITC goals (reliability, facilitate markets, generator interconnections, policy needs) and independence requirements

10 Benefits of Transaction Independent model Proven independent business model for owning and operating transmission systems Independence from all buyers and sellers of electric energy allows ITC to plan improvements to the electric transmission grid for the broadest public benefit Singular focus Transaction results in two companies that are more specialized and focused - ITC on transmission and Entergy on generation and distribution Wholesale markets and a regional planning view Transaction facilitates infrastructure investment and fosters competition - activities that enhance wholesale electricity markets Structural separation of the transmission business from generation and distribution businesses encourages greater participation in the transmission planning process and disclosure of information by third parties Independent model aligns with national policy objectives Financial strength and flexibility Transaction will yield separate companies with strong balance sheets and greater capability to finance the infrastructure investment requirements today and in the future

11 Independent Model Benefits of ITC Independent Transmission Model Transparency Reliability Generator Interconnections Public Policy Operational Excellence Credit Quality Infrastructure Investment High Alignment Facilitate Generator Interconnection Customer Focus Customer Focus

ITC’s Independent model Benefits Energy Markets 12 Ensures that all transmission customers are on an equal footing to compete in regional energy markets (and bilaterally) using a transmission system that is owned by an entity that is completely independent from that market Provides confidence to merchant generators that they can fairly compete in regional markets, potentially benefitting customers through the provision of lower cost energy from new generation Removes any perception of bias or conflict of interest in the provision of transmission service Builds on the benefits associated with the EOC’s participation in MISO’s market by providing broader transmission planning outside the utility footprint when evaluating the most efficient, long-term solutions for regional system needs Markets likely will place additional demands on Entergy’s transmission system as use of grid for market transactions increases. ITC’s strong credit quality, ability to raise and invest capital, and best-in-class performance can ensure that the grid supports these transactions ITC is the nation’s first, largest and only publicly-traded independent transmission company, and it has a decade of experience planning and operating transmission in the RTO market that the EOCs plan to join

13 Operational Excellence Efficient investment Proactive maintenance NERC compliance Transmission system reliability Safety Cost Efficiency Through specialization and standardization Customer Focus Achieves active engagement of and coordination with stakeholders, customers, and regulators ITC is solely in the business of operating, maintaining and building transmission for the benefit of its customers ITC’s Singular Focus

ITC’s Efficient Investments 14 Transmission Investments Approximately $3.2 billion in investment from 2003 through September 2012 for ITC’s operating companies (averages two times cash flow from operations) Transmission Planning Objectives Reduce system congestion Expand grid and market access for all competitive fuel sources Lower overall cost of delivered energy Accommodate state and regional public policy mandates In systems it has previously acquired, ITC has completed capital projects targeted at remediating the industry-wide effects of decades of underinvestment, improving reliability, providing non-discriminatory access to transmission, promoting competition in electric energy markets and facilitating interconnection of new generation and load. These investments have been fully vetted as part of the applicable RTO planning process.

15 Operations and Planning

16 Operational Excellence: Proactive Maintenance Achieved 100% compliance with maintenance requirements under NERC standards in 2011 audit of ITC’s ITC spends three times more on preventive maintenance than reactive, unplanned activities Transmission lines were 100% available during 2011 summer all-time peak, or near all-time peak, demand Driven by our singular focus on transmission, ITC’s three operating companies commitment to preventive maintenance has helped maximize the availability of critical equipment and the transmission system

17 Operational Excellence: Improving Reliability of Acquired Systems Fewer outages: According to the SGS Statistical Services' Transmission Reliability Benchmarking Study, ITC Transmission and METC now perform with the best 10% of companies for number of sustained outages per circuit (systems previously were in lower quartiles). ITC Midwest: majority of system is 69kV and below and in significant need of repair and replacement. As ITC's most recently acquired system, improvement programs have had less time to be effective. However, performance showed continued improvement in 2011.

18 Operational Excellence: Improving Reliability of Acquired Systems Shorter outages: According to the SGS Study, average circuit outage duration for all three ITC operating companies is less than the Region and Peer Group. Transmission circuit outages do not equate to end-use customer outages in most cases, except for ITC Midwest. All systems have shown improvement on outage durations due to ITC transmission investment and proactive maintenance programs.

19 Operational Excellence: Quantitative Value of Reliability Data from the SGS Study benchmarking study can be used to quantify the resulting improved reliability The U.S. Department of Energy’s Office of Electricity Delivery and Energy Reliability has developed a tool to estimate interruption costs and the benefits associated with reliability improvements A one minute improvement in System Average Interruption Duration Index (SAIDI) for ITCTransmission and METC results in one year savings of $7.7M Compared to the performance of the median utility in the SGS Study, this amounts to a value of about $153 million per year delivered by ITC’s Michigan utilities The calculation is based on data for the two largest load serving entities in Michigan from 2010 and 2011, with major storms excluded. The ITCT and METC data reflect a three year average SAIDI from the SGS Study, given that performance changes year over year.

20 ITC’s record: In Michigan, ITC’s systems are very reliable, resulting in only a handful of customer outages On our Midwest system, where we own 34.5kV and 69kV transmission, 78% of outages impacting customers are restored at the point of interconnection within 90 minutes Storm Restoration Building on Entergy’s Record of Excellence Post Closing: ITC plans to integrate key areas of its Incident Command System (“ICS”) with entergy’s ICS structure to ensure continued excellence in storm restoration ITC and Entergy will be developing detailed, integrated restoration plans prior to closing ITC’s number one priority: getting customers back on line safely.

21 Straight-Line Wind Storm in Iowa July 2011 Several counties across central Iowa Straight-line winds 130 mph 30-mile-wide, 70-mile-long path of destruction NOAA: Wind event was most widespread and damaging in east central Iowa since 1998 Within 72 hours, ITC restored all customers capable of taking service Three days later, the system experienced record peak demand without incident

22 Severe storms spawned a tornado which struck and damaged DTE Energy’s Fermi 2 nuclear power plant in Monroe County, Michigan Four of the five transmission lines interconnecting the plant were damaged and the reactor automatically shutdown Nuclear Plant Restoration June 2010 With the outstanding support from ITC, we were able to restore our offsite lines and our switchyard, assess the plant condition and exit the emergency plan by about 2 a.m. Monday morning.” ITC crews worked around the clock for 48 hours to restore the damaged lines - DTE Fermi Plant Manager

23 Utilize standard equipment when possible to drive greater efficiencies (e.g. breaker replacement completed in two versus six weeks) Utilize equipment with track record of longer life, resulting in lower maintenance and replacement costs Engage in strategic alliances to ensure that needed equipment is available to meet project timelines Purchasing power leads to better pricing when buying large volume of transmission equipment Cost Efficiencies Standardization and Specialization Ability to attract and retain personnel with high levels of interest and expertise in electric transmission avoids turnover and training costs (important when facing near-term shortage of skilled workers)

24 ITC Foundation in Safety Safety in integral to ITC’s culture of operational excellence. Amid active capital and maintenance initiatives, we sustain a safe work environment for our employees and contractors.

25 Customer Focus Dedicated Stakeholder Relations group for all stakeholders, providing advocacy and issue resolution at ITC Stakeholders include investor-owned, municipal and cooperative utilities, independent power producers and retail load of large industrial and commercial retail customers connected at transmission level voltages Proactively meet with stakeholders to identify stakeholder issues and resolve any concerns through one-on-one meetings and semi-annual “Partners in Business” meetings Energy policy, legislative and regulatory matters Capital project, transmission planning and preventive maintenance Operations preparedness for summer peak load and storm events Transmission rates Timely customer communication Storm restoration Planned outages to eliminate or minimize any potential risk and costs to industrial processes Unplanned outages regarding cause, estimated duration, and future prevention

26 Planning and Facilitation of Wholesale Markets ITC plans its transmission systems to address local, state and regional reliability needs, allow for the interconnection of new generation sources, and increase the economic efficiency of the overall grid Facilitates wholesale markets and thereby reduces energy costs by removing transmission constraints that cause congestion Reduces resource adequacy and operating reserve costs by decreasing system congestion and reducing the need for isolated areas to hold additional reserves Reduces transmission line losses, resulting in less generation being needed to serve peak load Improves optionality for utilities at a time of significant uncertainty with regards to new environmental regulations By eliminating any perception of bias in transmission planning, the transaction will encourage market participation and disclosure of information by third parties, leading to a more comprehensive planning process and a broader regional view than could be accomplished otherwise Increased stakeholder confidence and participation will facilitate and build on the benefits of a MISO Day 2 market

27 Net Benefits of New Transmission Projects Jewell to Spokane Project, Michigan One-time cost of $10.2 million for a new 13-mile, 230 kV circuit and related facilities in southeast Michigan is resulting in estimated annual net benefits of over $60 million Salem to Hazelton Project, Iowa One-time projected cost of $123 million for a new 80-mile, 345 kV line being constructed in Iowa to improve reliability and reduce transmission congestion was found by MISO to save annually approximately $108 million in load and production costs, even though the line’s need was recognized for several years prior to ITC’s acquisition of ITC  Midwest

28 Illustrative Portfolio of Strategic Projects The Brattle Group presented in its testimony a portfolio of strategic projects to illustrate the innovative process that ITC would employ in identifying transmission projects that ITC would study further and potentially pursue collaboratively with MISO and stakeholders Illustrative projects were selected specifically to offer a wide range of reliability, economic and public policy benefits, including deferring potential future reliability-based transmission upgrades Selected portfolio includes five transmission projects that would offer a wide range of benefits to the Entergy Region and neighboring regions - including expanding the 200 KV backbone transmission system into southeastern Texas Production cost benefits alone were estimated to be $1.4 billion system-wide on a 40 year NPV basis Benefits to Texas customers in Western Region (southeast Texas) of approximately $160 million

9present value) from reduced capacity purchase costs that facilitated the Western Project’s increased transfer capability Illustrative portfolio offers head start for such projects in MISO planning process Projects would offer a wide range of benefits to the Entergy Region and neighboring regions, including: Production cost savings Reduced generation investment needs Storm-hardening Improved load-serving benefits Increased operational flexibility Increased market access Competitive choices for market participants Economic development

29 Five Illustrative Strategic Projects A new 500 kV line, along with a 230 kV line upgrade, in the Western Region (i.e., southeastern Texas); New 500 kV and 230 kV lines in the Amite South and Downstream Gypsy load pockets; A new 500 kV line increasing transmission interconnections with SPP and providing additional generation interconnection capability; A new 500 kV line, along with a 161 kV line upgrade, in the northeastern region of Entergy’s system; and Two new 230 kV projects targeted to reduce local congestion identified through this planning effort Economically rational, unbiased transmission investment and increased market confidence can lead to more generation options, and therefore lower prices for end-use consumers

30 Financial

31 Financial Strength and Flexibility The transaction offers the financial strength of ITC and improves that of Entergy Texas to support the escalating capital expenditure requirements facing the electric industry associated with increasing regulatory requirements and modernization of the U.S. electric grid Singular focus with no internal competition or competing priorities for capital or other resources ITC provides a stronger, separate balance sheet to support the transmission capital requirements ITC and Entergy Texas would be better positioned to attract capital separately to finance needed investments at lower costs and to manage uncertainty in the future regarding event risk (e.g., new regulatory requirements or major storms) or environmental and security regulations ITC’s operating companies are deemed to be of higher credit quality than Entergy Texas, as well as most vertically-integrated utilities More conservatively capitalized than the EOCs with equity ratios of 60% as a percentage of total capitalization versus approximately 50% for the EOCs Predictable cost recovery mechanisms that ensure timely recovery, of and on, capital investment in the business and an ability to earn authorized returns Able to attract and maintain access to cost-effective capital during challenging financial times

32 Higher Credit Quality = Debt Cost Savings As a result of the rate construct, ITC’s operating companies have solid investment grade credit ratings, which reduce the cost of debt at ITC’s operating companies improve access to cost-effective capital Debt financing cost savings estimated in the range of $24 million to $27 million in 2014, in aggregate, for the new ITC operating companies in their first full year under ITC ownership as a result of enhanced credit quality Over a five-year period, we estimate the debt cost savings for the new ITC operating companies to range from approximately $125 million to $156 million (in nominal dollars) ITC anticipates the new ITC operating companies to have similar solid investment grade credit ratings as a result of the rate construct, which results in debt cost savings

33 Proposed Rate Construct The Key elements of ITC’s proposed FERC-regulated rate construct include: A formula-based rate tariff contained in Attachment O within the MISO Open Access Transmission Tariff Forward looking rate calculation Annual true-up mechanism MISO transmission ROE of 12.38% (also available to Entergy once in MISO) Capital structure of 60% equity and 40% debt ITC’s higher credit quality will result in debt cost savings of current and future debt to customers, which partially offsets ROE and capital structure impacts to customers, which partially offsets ROE and capital structure impacts This rate construct: Promotes and facilitates significant needed investment in transmission infrastructure Provides a predictable and transparent cost recovery mechanism with sufficient investment returns to attract cost-efficient capital to support transmission investment through stable cash flow generation

34 Next Steps

Transaction Approvals Targeted to close in 2013, subject to the following approvals and closing conditions: * Filing also to be made at the Missouri Public Service Commission with respect to EAI’s limited transmission assets located in Missouri. 35 Louisiana PSC Change of control of transmission assets * New Orleans City Council Arkansas PSC Mississippi PSC Texas PUC FERC Change of control of transmission assets Establish rate for new ITC subsidiaries Authorization for operating company financings Hart-Scott-Rodino Act (DOJ / FTC) Pre-merger notification to review potential antitrust and competition issues IRS Private Letter Ruling Ruling regarding tax-free treatment of the Transaction ITC Shareholders Merger Amendment to ITC Articles of Incorporation to increase the number of authorized shares Authorization for issuance of greater than 20% of outstanding shares Authority Requirement Filed Approved

36 Transaction Closing Stakeholder Benefits Transaction ultimately benefits all constituencies, through independent model and overall best practices Independent transmission planning and operations; aligns with public policy objectives Improved reliability, reduced congestion and greater access to competitive energy marketplace Strong credit and ability to attract cost-effective capital for needed transmission investments Maintains jobs and provides opportunities for job creation and local economic development Commitment to communities and customers that ITC serves through corporate citizenship and community involvement

Thank you